UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Information to be included in statements filed pursuant to § 240.13d-1(a) and amendments thereto filed pursuant to § 240.13d-2(a)

(Amendment No.   )

CASI Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

14757U 109

(CUSIP Number)

Wei-Wu He Ph.D.

Emerging Technology Partners LLC

4919 Rebel Ridge Dr.

Sugar Land, TX 77478

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 5, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14757U 109

1	NAME OF REPORTING PERSON

ETP Global Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

- 0 -
	8	SHARED VOTING POWER

2,245,926
	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,245,926
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,245,926
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%
14	TYPE OF REPORTING PERSON

PN

CUSIP NO. 14757U 109

1	NAME OF REPORTING PERSON

EMERGING TECHNOLOGY PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

- 0 -
	8	SHARED VOTING POWER

2,686,998
	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,686,998
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,686,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

OO

CUSIP NO. 14757U 109

1	NAME OF REPORTING PERSON

WEI-WU HE, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

3,532,541
	8	SHARED VOTING POWER

2,686,998
	9	SOLE DISPOSITIVE POWER

3,532,541
	10	SHARED DISPOSITIVE POWER

2,686,998
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,219,539
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 14757U 109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $.01 par value (the “Shares”), of CASI Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 9620 Medical Center Drive, Suite 300, Rockville, MD 20850.

Item 2.	Identity and Background.

(a)          This statement is filed by:

(i)	ETP Global Fund L.P. (“ETP Global”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;

(ii)	Emerging Technology Partners, LLC (“ETP”), a Delaware limited liability company, as the general partner of ETP Global; and

(iv)	Wei-Wu He, Ph.D., as founder and managing member of each of ETP and ETP Global.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)          The address of the principal office of each of ETP Global, ETP, and Dr. He is 4919 Rebel Ridge Dr., Sugar Land, TX 77478.

(c)          The principal business of ETP Global is investing in securities. The principal business of ETP is acting as the general partner of ETP Global. The principal occupation of Dr. He is serving as the managing member of each of ETP and ETP Global.

(d)          No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Each of ETP Global and ETP is organized under the laws of the State of Delaware. Dr. He is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Dr. He served as Executive Chairman of the Issuer from February 2012 to May 2013 and has since continued to serve as Chairman. As of July 5, 2016, Dr. He directly beneficially owned 2,016,122 Shares, including 1,991,424 Shares issuable upon the exercise of options within 60 days as of the date thereof. In addition, as founder and managing member of ETP, Dr. He may have been deemed the indirect beneficial owner of an additional 528,029 Shares, including 86,957 Shares issuable upon the exercise of warrants, held by ETP as of such date. As a result, on July 5, 2016, Dr. He may have been deemed beneficially to own, directly and indirectly, a total of 2,544,151 Shares, or approximately 5 percent of the Issuer’s outstanding Shares, based on 50,390,845 Shares outstanding as of July 5, 2016. ETP Global did not beneficially own any Shares as of July 5, 2016.

CUSIP NO. 14757U 109

On October 3, 2016, ETP Global purchased units consisting of 1,871,605 Shares and warrants to purchase up to 374,321 Shares at a price per unit equal to $1.19. The warrants are exercisable at $1.69 per Share. ETP Global purchased the units with working capital.

During September and October 2017, Dr. He purchased an additional 822,829 Shares in open market transactions using personal funds. In addition, Dr. He has received additional options to purchase shares in his capacity as a director and Chairman of the Issuer.

Each of the transactions described in response to this Item 3 has been previously reported pursuant to Section 16(a) of the Act,

The information set forth in Item 5 below is incorporated by reference herein.

Item 4.	Purpose of Transaction.

Dr. He and ETP initially invested in the Company in January 2012. In connection with that investment, Dr. He was elected to the board of directors. Dr. He served as Executive Chairman of the Company from February 2012 to May 2013, and has since continued to serve as Chairman. ETP Global invested in the Company on October 3, 2016.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Except to the extent that such matters may be considered by the board in Dr. He’s capacity as Chairman and a director, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 65,066,564 Shares outstanding, which is the total number of Shares outstanding as of November 6, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission.

A.	ETP Global

(a)	As of the close of business on January 9, 2018, ETP Global beneficially owned 2,245,926 Shares, including 374,321 Shares underlying warrants exercisable within 60 days of January 9, 2018.

Percentage: Approximately 3.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote:  2,245,926
3. Sole power to dispose or direct the disposition:  0
4. Shared power to dispose or direct the disposition: 2,245,926

(c)	ETP Global has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 14757U 109

B.	ETP

(a)	ETP, as the general partner of ETP Global, may be deemed the beneficial owner of the 2,245,926 Shares owned by ETP Global. In addition, ETP is the direct beneficial owner of 441,072 Shares

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote:  2,686,998
3. Sole power to dispose or direct the disposition:  0
4. Shared power to dispose or direct the disposition: 2,686,998

(c)	ETP has not entered into any transactions in the Shares during the past 60 days.

D.	Wei-Wu He, Ph.D.

(a)	Dr. He, as founder and managing member of each of ETP and ETP Global, may be deemed the indirect beneficial owner of the 2,686,998 Shares owned by ETP and ETP Global. In addition, Dr. He is the direct beneficial owner of 847,527 Shares and 2,685,014 Shares underlying options exercisable with 60 days of January 9, 2018.

Percentage: Approximately 9.1%

(b)	1. Sole power to vote or direct vote: 3,532,541
2. Shared power to vote or direct vote:  2,686,998
3. Sole power to dispose or direct the disposition:  0
4. Shared power to dispose or direct the disposition: 3,532,541

(c)	The transactions in the Shares on behalf of Dr. He during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Act, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 11, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among ETP Global Fund LLP, Emerging Technology Partners LLC and Wei-Wu He, Ph.D. dated January 11, 2018.

CUSIP NO. 14757U 109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2018

ETP GLOBAL FUND L.P.

By:	EMERGING TECHNOLOGY PARTNERS, LLC General Partner

By:	/s/ Wei-Wu He, Ph.D.
	Name:	Wei-Wu He, Ph.D.
	Title:	Managing Member

EMERGING TECHNOLOGY PARTNERS, LLC

By:	/s/ Wei-Wu He, Ph.D.
	Name:	Wei-Wu He, Ph.D.
	Title:	Managing Member

/s/ Wei-Wu He, Ph.D.
Wei-Wu He, Ph.D.

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

 There have been no transactions in the Shares within 60 days of the date of this filing.